FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 28, 2007

Item 3: News Release:

A news release dated and issued on September 28, 2007 was disseminated through Stockwatch & Market News.

Item 4: Summary of Material Change:

CanAlaska announces a non-brokered private placement of non-flow-through units and flow-through units for gross proceeds of up to $6,000,000.

Item 5: Full Description of Material Change:

Vancouver, Canada,  September 28th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces a non-brokered private placement of non-flow-through units (the “NFT Units”) at a purchase price of $0.38 per NFT Unit and flow-through units (the “FT Units”) at a purchase price of $0.47 per FT Unit for gross proceeds of up to $6,000,000.

Each NFT Unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.48 for a period of 12 months from closing.

Each FT Unit will consist of one flow-through common share and one-half of one non-flow-through common share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

The proceeds from the private placement will be used for the exploration of the Company’s uranium properties in the Athabasca Basin of northern Canada and for general working capital purposes.

A finder’s fee may be paid in connection with this placement.  The foregoing is subject to regulatory approval.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. MOU has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 28th day of September, 2007.